UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of Earliest Event Reported):
April 26, 2016

FIRST MID-ILLINOIS BANCSHARES, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	0-13368	37-1103704
(State of Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)
1421 CHARLESTON AVENUE
MATTOON, IL	61938
(Address of Principal Executive Offices)	(Zip Code)

(217) 234-7454
(Registrant’s Telephone Number, including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X]	Written communications pursuant to Rule 425 under the Securities Act (17CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

On April 26, 2016, First Mid-Illinois Bancshares, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with First Clover Leaf Financial Corp., a Maryland corporation (“First Clover Leaf”), pursuant to which, among other things, the Company agreed to acquire 100% of the issued and outstanding shares of First Clover Leaf pursuant to a business combination whereby First Clover Leaf would merge with and into the Company, with the Company as the surviving entity (the “Merger”).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, each share of common stock, par value $0.10 per share, of First Clover Leaf issued and outstanding immediately prior to the effective time of the Merger will be converted into and become the right to receive, at the election of each stockholder, either (a) $12.87 or (b) 0.495 shares of common stock, par value $4.00 per share, of the Company and cash in lieu of fractional shares, subject to certain adjustments, all as set forth in the Merger Agreement.

It is anticipated that First Clover Leaf Bank, National Association, First Clover Leaf’s wholly-owned bank subsidiary (“First Clover Leaf Bank”), will be merged with and into the Company’s wholly-owned bank subsidiary First Mid-Illinois Bank & Trust, N.A. (“First Mid Bank”) at a date following completion of the Merger. At the time of the bank merger, First Clover Leaf Bank’s banking offices will become branches of First Mid Bank. As of December 31, 2015, First Clover Leaf had total consolidated assets of $654.9 million, net loans of $420.5 million and total deposits of $533.2 million.

The Merger Agreement contains customary representations and warranties of both parties and customary conditions to the parties’ obligations to close the transaction, as well as agreements to cooperate in the process of consummating the transaction. The Merger Agreement also contains provisions limiting the activities of First Clover Leaf and First Clover Leaf Bank which are outside of the usual course of business, including restrictions on employee compensation, certain acquisitions and dispositions of assets and liabilities, and solicitations relating to alternative acquisition proposals, pending completion of the Merger.

The Merger is anticipated to be completed in the second half of 2016, and is subject to the satisfaction of customary closing conditions in the Merger Agreement and the approval of the appropriate regulatory authorities and of the stockholders of both the Company and First Clover Leaf. Certain directors of First Clover Leaf have executed a voting agreement in which they have agreed to vote their shares of First Clover Leaf common stock in favor of approval of the Merger Agreement.

The information set forth above does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time and investors should not rely on them as statements of fact. In addition, such representations and warranties (i) will not survive the consummation of the Merger and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement and not to provide investors with any other factual information regarding the Company or First Clover Leaf, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding, the Company, First Clover Leaf, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into the Registration Statement on Form S-4 that will include a proxy statement of the Company and First Clover Leaf and a prospectus of the Company that the Company will file with the Securities Exchange Commission (“SEC”), as well as in the Forms 10-K, Forms 10-Q and other documents that each of the Company and First Clover Leaf file with or furnish to the SEC.

Item 7.01.	Regulation FD Disclosure.

In connection with the execution of the Merger Agreement discussed in Item 1.01 above, the Company and First Clover Leaf issued a joint press release on April 26, 2016. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

In addition, from time to time on and after April 26, 2016, the Company and First Clover Leaf intend to provide supplemental information regarding the proposed transaction to analysts and investors in connection with certain presentations. A copy of the supplementary information is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Safe Harbor

This document may contain certain forward-looking statements, such as discussions of the Company’s and First Clover Leaf’s pricing and fee trends, credit quality and outlook, liquidity, new business results, expansion plans, anticipated expenses and planned schedules. The Company and First Clover Leaf intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1955. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company and First Clover Leaf, are identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many risks and uncertainties, including, among other things, the possibility that any of the anticipated benefits of the proposed transactions between the Company and First Clover Leaf will not be realized or will not be realized within the expected time period; the risk that integration of the operations of First Clover Leaf with the Company will be materially delayed or will be more costly or difficult than expected; the inability to complete the proposed transactions due to the failure to obtain the required stockholder approvals; the failure to satisfy other conditions to completion of the proposed transactions, including receipt of required regulatory and other approvals; the failure of the proposed transactions to close for any other reason; the effect of the announcement of the transaction on customer relationships and operating results; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in interest rates; general economic conditions and those in the market areas of the Company and First Clover Leaf; legislative/regulatory changes; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality or composition of the Company’s and First Clover Leaf’s loan or investment portfolios and the valuation of those investment portfolios; success in raising capital by the Company and First Clover Leaf; demand for loan products; deposit flows; competition, demand for financial services in the market areas of the Company and First Clover Leaf; and accounting principles, policies and guidelines. Additional information concerning the Company and First Clover Leaf, including additional factors and risks that could materially affect the Company’s and First Clover Leaf’s financial results, are included in the Company’s and First Clover Leaf’s filings with the SEC, including their Annual Reports on Form 10-K. Forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Proxy Statement/Prospectus

This material is not a substitute for the proxy statement/prospectus that the Company and First Clover Leaf will file with the Securities and Exchange Commission. Investors in the Company or First Clover Leaf are urged to read the proxy statement/prospectus, which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus and other documents which will be filed by the Company and First Clover Leaf with the Securities and Exchange Commission will be available free of charge at the Securities and Exchange Commission’s website, www.sec.gov, or by directing a request when such a filing is made to First Mid-Illinois Bancshares, P.O. Box 499, Mattoon, IL 61938, Attention: Secretary; or to First Clover Leaf Financial Corp., P.O. Box 540, Edwardsville, IL 62025, Attention: Secretary. A final proxy statement/prospectus will be mailed to the stockholders of each of the Company and First Clover Leaf.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

The Company and First Clover Leaf, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of the Company is set forth in the proxy statement for its 2016 annual meeting of stockholders. Information about the directors and executive officers of First Clover Leaf is set forth in its proxy statement for its 2015 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the proxy statement/prospectus for such proposed transactions when it becomes available.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

2.1	Agreement and Plan of Merger by and between First Mid-Illinois Bancshares, Inc. and First Clover Leaf Financial Corp., dated April 26, 2016. *
99.1	Press Release issued by First Mid-Illinois Bancshares, Inc. on April 26, 2016
99.2	Investor/Analyst Presentation Materials.
* Certain schedules have been omitted pursuant to Section 6.01(b)(2) of Regulation S-K

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST MID-ILLINOIS BANCSHARES, INC.

Dated: April 26, 2016

By:

Joseph R. Dively
Chairman and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description

2.1	Agreement and Plan of Merger by and between First Mid-Illinois Bancshares, Inc. and First Clover Leaf Financial Corp., dated April 26, 2016. *
99.1	Press Release issued by First Mid-Illinois Bancshares, Inc. on April 26, 2016
99.2	Investor/Analyst Presentation Materials.
* Certain schedules have been omitted pursuant to Section 6.01(b)(2) of Regulation S-K